Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Pamela Long, Assistant Director

Re:	Universal Technology Systems Corp. (“the Company”) Amendment No. 3 to Registration Statement on Form S-1 File No. 333-187308 Filed March 15, 2013

Dear Ms. Long:

In response to your letter of May 8, 2013 addressed to the Company with your comments on the Company’s Amended Registration Statement on Form S-1, filed April 25, 2013, we herewith transmit the Company’s Third Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

We note your response in comment 1 in our letter dated April 11, 2013. After reviewing your response and your registration statement we reissue this comment. We believe that the disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

We added the following statement to our registration statement to comply with Rule 419:

We are a development stage company developing a dedicated platform for buyers and sellers of waste engine and cooking oil. We currently have no employees other than our officer, who is also our sole director. We have never intended and do not intend to be a blank check company. We have a specific business plan and do not intend to engage in any merger, acquisition or business reorganization with any entity. We do not have revenues, have minimal assets, and have incurred losses since inception.

Business Summary, page 4

2.

We note your response to comment 6 in our letter dated April 11, 2013. We also note that your added disclosure that the funds raised in this offering “will be insufficient to commercialize our intended service or develop our business strategy” is not clear. We reissue this comment. Please disclose here that the maximum amount sought in this offering is insufficient to begin operations

We revised the registration statement to state that the maximum amount sought in this offering is insufficient to begin operations.

3.

We note your response to comment 7 in our letter dated April 11, 2013. We also note the disclosure that the $33,000 capital raise is from this offering was deleted in the third paragraph. Please revise to disclose in the third paragraph that the $33,000 capital raise is from this offering.

We revised the registration statement to disclose that the $33,000 capital raise is from this offering

4.	We note your response to comment 8 in our letter dated April 11, 2013. Please revise this section to clearly disclose that you need the $675,000 to begin the startup of your operations.

We revised our registration accordingly.

Risk Factors, page 6

Because we have not developed . . . , page 8

5.	We note your response to comment 9 in our letter dated April 11, 2013. We reissue this comment since we note the use of hyperlinks in your prospectus.

We revised the registration statement to remove hyperlinks.

Dilution of the Price You Pay for Your Shares, page 16

6.

We note your response to comment 11 in our letter dated April 11, 2013. In your table on page 17, you indicate that your dilution to new shareholders as a percentage of offering price is 36.6% in the 50% column. It appears that your dilution to new shareholders as a percentage of offering price should be 86.6% rather than 36.6%. Please revise accordingly. Refer to Item 506 of Regulation S-K.

We revised the 36.6% to 86.6%.

Sincerely,

/s/ Christopher Conley

Christopher Conley

President